08005321

Antisoma to present at Merrill Lynch and UBS Global Pharmaceutical Conferences

16 September 2008, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it will present at the following Pharmaceutical/Life Sciences conferences.

Glyn Edwards, CEO, will present at the Merrill Lynch Global Pharmaceutical Conference in London on 18th September at 09.50 BST

Dr Daniel Elger, Director of Communications, will present at the UBS Global Life Sciences Conference in New York on 23rd September 2008 at 09.00 EDT (14.00 BST).

Webcasts of both presentations will be available on Antisoma's website at www.antisoma.com.

For live viewing of the webcasts, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
Director of Communications
Antisoma plc
+44 7909 915 068

SUPPL

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

18/09/2008

Antisoma's preliminary results for the year ended 30 June 2008

London, UK, and Cambridge, MA: 18 September 2008 Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announced its preliminary results for the year ended 30 June 2008. These results have been prepared under International Financial Reporting Standards ('IFRS') as adopted for use by the European Union.

Following the acquisition of Xanthus Pharmaceuticals, Inc. and advances in its existing pipeline, Antisoma now has seven oncology products in clinical development, including two in phase III and one in registration with the FDA.

Highlights of 2007/2008

ASA404 enters substantial phase III programme in lung cancer

- First pivotal phase III trial in front-line lung cancer initiated
- Plans announced for second pivotal trial in second-line lung cancer

Acquisition of Xanthus expands and advances pipeline

- Xanthus Pharmaceuticals, Inc. acquired for GBP 23.7 million
- Adds key phase III blood cancer product AS1413 (formerly Xanafide)
- Adds US rights to niche oncology product oral fludarabine, in registration with FDA
- Adds promising preclinical programme in autoimmune diseases
- Expands and enhances US operation

New data and progress across pipeline

- Supportive phase II data on ASA404 in lung and prostate cancers
- Positive long-term data from AS1413 phase II trial in secondary AML
- AS1411 enters phase II trials in renal cancer and AML
- Encouraging preliminary data from AS1411 phase II trial in AML
- AS1409 enters phase I trial

Financial summary

- Cash and liquid resources of GBP 66.9 million at 30 June 2008 (2007: GBP 61.4 million)
- GBP 20.9 million (gross) raised in oversubscribed fundraising linked to acquisition of Xanthus
- Milestone payment of GBP 12.6 million (USD 25 million) received from Novartis
- Full-year post-tax profit of GBP 12.3 million (2007: GBP 9.8 million loss)

Commenting on the results, Glyn Edwards, CEO of Antisoma, said: "This has been a remarkable year. The progress of ASA404 in lung cancer and the acquisition of Xanthus have given our pipeline a new scale and maturity, with two drugs in phase III and one in registration with the FDA. We are now well placed to make the transition from a drug development company into a company that both develops and commercialises novel cancer drugs."

A webcast and conference call will be held today at 8:30 am BST. A further conference call will be held today at 2:00 pm BST / 9:00 am EST. The webcast can be accessed via Antisoma's website at *www.antisoma.com* and the calls by dialling +44 (0)20 8609 1435 (UK toll-free 0808 109 1498; US toll-free 1866 793 4279) and using the participant PIN code 965983#. A recording of the webcast will also be available afterwards on the Antisoma website.

Enquiries:

Antisoma plc +44 (0)7909 915 068

Glyn Edwards, *Chief Executive Officer*
Raymond Spencer, *Chief Financial Officer*

Daniel Elger, *Director of Communications*

Buchanan Communications +44 (0)20 7466 5000
(All media enquiries)
Mark Court, Lisa Baderoon, Rebecca Skye Dietrich

The Trout Group +1 646 378 2923
(US investor enquiries)
Brian Korb

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

View the preliminary results in PDF format (76 KB, opens a new browser window)

30/09/2008

Antisoma starts phase II trial of AS1402 in breast cancer

London, UK, and Cambridge, MA: 30 September 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announced that it has started a phase II trial evaluating the addition of AS1402 to the endocrine (hormonal) therapy letrozole in post-menopausal women receiving first-line treatment for advanced breast cancer.

Approximately 110 patients will be randomly assigned to receive either letrozole plus AS1402 or standard treatment with letrozole alone. The safety of the AS1402-letrozole combination will be evaluated and its efficacy compared with that of letrozole alone. Measures of efficacy will include response rates, time to tumour progression, progression-free survival and clinical benefit rate. Final results are expected in 2010.

The phase II trial builds on a phase I study in patients with heavily pre-treated breast cancer, which showed that AS1402 monotherapy was well-tolerated and was associated with prolonged stable disease in a number of patients.

AS1402 targets a cancer-associated form of the cell-surface protein MUC1. This form is found in approximately 90% of breast cancers and in a wide range of other tumours. Tissue culture studies have shown that AS1402 binds to MUC1 on cancer cells and leads to their destruction by antibody-dependent cellular cytotoxicity (ADCC), a process involving recruitment of the immune system. Recent studies have shown that MUC1 up-regulates the oestrogen signalling pathway targeted by endocrine therapies. This provides a particular rationale for combining AS1402 with letrozole in Antisoma's phase II trial.

Hospitals in the US, Russia, Ukraine, Poland and France are taking part in the phase II study. The trial's Principal Investigator, Professor Nuhad Ibrahim, of the MD Anderson Cancer Center, University of Texas, said: "There is a clear rationale for testing AS1402 in this group of breast cancer patients, and we are pleased to be participating in this well-designed study."

Antisoma's Chief Operating Officer, Dr Ursula Ney, added: "Worldwide, over 90,000 women each year receive endocrine treatment for advanced breast cancer, so many patients could benefit from any add-on therapy that improved outcomes in this setting. Our phase II study rigorously tests the value of adding AS1402 to endocrine treatment and, if positive, will provide a firm basis for progress to a pivotal phase III trial in breast cancer."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Brian Korb
The Trout Group
+1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on the AS1402 phase II trial
Additional details of the phase II trial of AS1402 will be available shortly at www.clinicaltrials.gov. In this study, the anti-MUC1 antibody AS1402 is being tested in combination with a widely used endocrine

(hormonal) therapy, letrozole, which belongs to the class of aromatase inhibitors. This is the first study to evaluate AS1402 as part of a combination regimen, phase I trials having tested AS1402 as a single agent. It is believed to be the first trial to combine a MUC1-targeting antibody with endocrine treatment for cancer. Endpoints in the phase II trial include response rates, time to tumour progression, progression-free survival and clinical benefit rate (sum of patients showing a response or disease stabilisation by 'RECIST' (Response Evaluation Criteria In Solid Tumours)).

Background on AS1402
AS1402 (huHMFG1, previously known also as R1550 and Therex) is a humanised antibody against a form of MUC1 found on the surface of various cancers. The drug has successfully completed phase I studies in breast cancer. It was licensed by Antisoma from the Imperial Cancer Research Technologies, the technology transfer arm of the Imperial Cancer Research Fund (now Cancer Research UK).

AS1402 is a humanised antibody that attacks cancer cells by recruiting the patient's immune system, particularly natural killer cells. This is the process of antibody-dependent cellular cytotoxicity (ADCC), which has been demonstrated during experiments *in vitro* with the AS1402 antibody. A growing body of evidence links the MUC1 protein targeted by AS1402 with cancer progression and metastasis. In particular, MUC1 has been implicated in changes in intracellular signalling and altered interactions with extracellular matrix components such as ICAM-1. These findings reinforce the relevance of MUC1 as a target for anti-cancer treatments and open up the possibility that, in addition to mediating ADCC, naked anti-MUC1 antibodies such as AS1402 may exert effects on cancer cells by altering the interactions of MUC1 with other proteins.

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

04/09/2008

Antisoma starts phase II trial of AS1411 in renal cancer

London, UK: 04 September 2008 – Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announced that it has started a phase II study of AS1411 in metastatic renal cell carcinoma (kidney cancer).

The single-arm trial will enrol around 30 patients intolerant to, or having relapsed after, previous treatments including a tyrosine kinase inhibitor (sunitinib or sorafenib). It will evaluate the safety and efficacy of AS1411 monotherapy given at 40 mg/kg/day for four days every 28 days for up to two cycles. Efficacy measures in the trial include response rates, time to progression and progression-free survival. Final results are expected in 2010.

Dr Jonathan Rosenberg of the Dana-Farber/Harvard Cancer Center, Boston, MA, an investigator in the trial, said:"AS1411 showed an excellent safety profile and promising signs of activity in renal cell carcinoma patients in phase I testing, and so we're delighted to be involved in further evaluating its potential in this setting. While a number of new therapies are now available, advanced kidney cancer remains an incurable illness in the large majority of patients, and there is still a clear unmet need to improve treatments available to these patients."

The phase I trial of AS1411 included 12 patients with renal cell carcinoma. Eleven showed at least stabilisation of their disease. Of these, two had objective responses, including one complete response. A phase II trial of AS1411 in acute myeloid leukaemia was initiated last year and recently reported promising preliminary findings.

Antisoma's Chief Executive Officer, Glyn Edwards, commented: "Evidence to date suggests that AS1411 has broad potential against blood cancers and solid tumours. With phase II trials now ongoing in both acute myeloid leukaemia and kidney cancer, we are testing AS1411 in diverse settings, and look forward to the roll-out of clinical data over the next two years."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications — +44 (0)20 3249 2100
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich — +44 (0)20 7466 5000
Buchanan Communications

Brian Korb — +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on the AS1411 phase II trial in kidney cancer
Additional details of the phase II trial of AS1411 will be available shortly at www.clinicaltrials.gov.

Background on AS1411
Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University

of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005. AS1411 is now in phase II clinical trials in acute myeloid leukaemia (AML) and renal cell carcinoma (RCC).

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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